Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement on Form S-4 of our report dated March 11, 2011 (July 13, 2011 as to Notes 13 and 14) relating to the consolidated financial statements and financial statement schedule of Wells Real Estate Investment Trust II, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to Wells Real Estate Investment Trust II, Inc.’s adoption of new accounting pronouncements for business combinations and associated acquisition costs) appearing in the Prospectus, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/S/ Deloitte & Touche LLP

Atlanta, Georgia

August 9, 2011